UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	9 April 2021

Release Number	04/21

Samarco filing of judicial reorganisation

On 9 April 2021, Samarco Mineração S.A. (Samarco) announced that it filed for judicial reorganisation (JR) with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil.

Samarco’s JR filing is a last-resort response to multiple legal actions filed by certain Samarco financial creditors in the U.S. and Brazil which have resulted in freezing orders against Samarco’s accounts and which threaten Samarco’s operations. It was filed after unsuccessful attempts by Samarco to negotiate a debt restructure with these creditors. Samarco’s shareholders, BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A (Vale), support Samarco’s JR filing in this context.

The JR is a means for Samarco to restructure its financial debts in order to establish a sustainable independent financial position in order for Samarco to continue to rebuild its operations safely and meet its Renova Foundation (Renova) obligations. Samarco’s restarted operations provide jobs, local economic activity and community support as well as continuing the remediation and compensation programs underway through the legally approved programs. Samarco’s operations will continue through the JR and restructure process.

The JR does not affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and it does not impact Renova’s ability to undertake that remediation and compensation.

The extensive work undertaken by Renova will continue. Renova has spent approximately R$12.2 billion (approximately US$3 billion1) on its remediation and compensation programs. Compensation and financial assistance of approximately R$3.5 billion (approximately US$870 million) has been paid to support approximately 320,000 people affected by the Fundão dam failure. In addition, more than 10,000 claims have been settled over the seven months to March 2021 under the court-mandated “Novel payment” system designed to ensure compensation for claimants who had struggled to prove their damages in the most informal sectors of the economy across 23 territories.

[1]	USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.

Samarco, BHP Brasil and Vale expect to continue negotiations in the coming months with the Brazilian authorities on the programs undertaken by Renova to progress settlement of the R$155 billion public civil claim commenced by the Federal Prosecutors Office against BHP Brasil, Vale and Samarco.

BHP Brasil and Vale S.A. each hold a 50 per cent interest in Samarco.

Further information on the JR can be found at samarco.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: April 12, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary